Exhibit 99.2

SUNDANCE ENERGY AUSTRALIA LIMITED
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Acquisition

On April 23, 2018, Sundance Energy Inc., a wholly owned subsidiary of Sundance Energy Australia Limited (“Sundance” or the “Company”), acquired producing and non-producing crude oil, natural gas and natural gas liquids (“NGL”) properties targeting the Eagle Ford formation and located in McMullen, Live Oak, Atascosa and La Salle Counties, Texas (collectively, the “Eagle Ford Properties”) from Pioneer Natural Resources USA, Inc., Reliance EagleFord Upstream Holding LP, and Newpek, LLC (the “Sellers”) for a total purchase price of $220.1 million, subject to customary post-closing adjustments (the “Eagle Ford Acquisition”). The effective date of the Eagle Ford Acquisition was October 1, 2017.

The Company closed the Eagle Ford Acquisition with proceeds from a capital raise of $260.0 million.  We used $220.1 million of the net proceeds from this offering to fund the purchase price, net of adjustments, with the remainder of the funds to be used for capital expenditures necessary to develop certain of the crude oil, natural gas and NGL properties.  Had the Eagle Ford Acquisition closed on December 31, 2017, the adjusted purchase price would have been approximately $219.6 million.  The difference between the actual adjusted purchase price paid at Closing and the $219.6 million used in the statements below relates to 2018 purchase price adjustments that were not included in the unaudited pro forma condensed consolidated financial statements.

The following provides the preliminary purchase price allocation for the Eagle Ford Acquisition (in thousands of US dollars):

Estimated fair value of assets acquired:

Development and production assets	$183,420

Exploration and evaluation assets	45,200

Total assets acquired	228,620

Estimated fair value of liabilities assumed:

Restoration provision	(9,015)

Net assets acquired	$219,605

Purchase price:

Cash and cash equivalents	$219,605

The following unaudited pro forma condensed consolidated financial statements are presented to give effect to the Eagle Ford Acquisition as if this transaction had occurred on January 1, 2017. The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not intended to represent or be indicative of the profit or loss of the Company that would have been recorded had the Eagle Ford Properties been acquired as of the dates presented and should not be taken as representative of the future profit or loss of the Company. The pro forma adjustments give effect to pro forma events that are (1) directly attributable to the Eagle Ford Acquisition, (2) factually supportable and (3) with respect to the consolidated statements of income, expected to have a continuing impact on the combined results. The unaudited condensed consolidated financial statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that the Company may achieve with respect to the consolidated operations. Additionally, the pro forma statement of profit or loss does not include non-recurring charges or credits and the related tax effects which result directly from this transaction.

The unaudited pro forma condensed statement of profit or loss for the year ended December 31, 2017, which presents our operations as if the acquisition of the Eagle Ford Properties had occurred on January 1, 2017, has been derived from the following:

•                  Our statement of profit or loss for the year ended December 31, 2017;

•                  The Eagle Ford Properties statement of revenues and direct expenses for the year ended December 31, 2017; and

•                  Pro forma adjustments.

The unaudited pro forma condensed statement of financial position as at December 31, 2017, which presents our financial position as if the acquisition of the Eagle Ford Properties had occurred on December 31, 2017, has been derived from the following:

•                  Our statement of financial position as at December 31, 2017; and

•                  Pro forma adjustments.

The assets and liabilities of the Eagle Ford Acquisition have been recorded at their estimated fair values, with no resulting bargain purchase gain or goodwill. The final purchase price allocation has not been performed and may vary materially upon completion of the Companies acquisition date fair valuation.  The amounts recorded have taken into consideration the cash paid and the estimated fair value of the acquired crude oil, natural gas and NGL properties.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the referenced financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017	Sundance Historical	Eagle Ford Acquisition Historical	Pro Forma Adjustments		Sundance Pro Forma
	US$’000	US$’000	US$’000		US$’000

Oil and natural gas revenue	$104,399	$24,467	$—		$128,866
Lease operating expenses	(22,416)	(12,418)	(577)	(a)	(35,411)
Production taxes	(6,613)	(1,438)	—		(8,051)
General and administrative expense	(18,345)	—	1,704	(b)	(16,641)
Depreciation and amortisation expense	(58,361)	—	(2,394)	(c)	(60,755)
Impairment expense	(5,583)	—	—		(5,583)
Finance costs, net of amounts capitalized	(13,491)	—	(15,091)	(d)	(28,582)
Loss on sale of non-current assets	(1,461)	—	—		(1,461)
Loss on derivative instruments	(2,894)	—	—		(2,894)
Other income, net	457	—	—		457

Gain (loss) before income tax	(24,308)	10,611	(16,358)		(30,055)

Income tax expense	1,873	—	—		1,873

Gain (loss) attributable to owners of the Company	$(22,435)	$10,611	$(16,358)		$(28,182)

Loss per share	(cents )				(cents )
Basic	(1.8)				(0.4)
Diluted	(1.8)				(0.4)

Weighted average common shares outstanding (‘000)
Basic	1,251,339	5,614,447			6,865,786
Diluted	1,251,339	5,614,447			6,865,786

SUNDANCE ENERGY AUSTRALIA LIMITED

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017	Sundance Historical	Pro Forma Adjustments		Sundance Pro Forma
	US$’000	US$’000		US$’000

CURRENT ASSETS
Cash and cash equivalents	$5,761	$45,592	(e)	$51,353
Trade and other receivables	3,966	—		3,966
Derivative financial instruments	383			383
Income tax receivables	40	—		40
Other current assets	3,472	577	(f)	4,049
Assets held for sale	61,064	—		61,064
TOTAL CURRENT ASSETS	74,686	46,169		120,855

NON-CURRENT ASSETS
Development and production assets	338,796	183,420	(g)	522,216
Exploration and evaluation assets	34,979	45,200	(g)	80,179
Property and equipment	1,246	—		1,246
Income tax receivable, non-current	4,688	—		4,688
Derivative financial instruments	223	—		223
TOTAL NON-CURRENT ASSETS	379,932	228,620		608,552

TOTAL ASSETS	$454,618	$274,789		$729,407

CURRENT LIABILITIES
Trade and other payables	$9,051	$—		$9,051
Accrued expenses	39,051	—		39,051
Production prepayment	18,194	(18,194)	(h)	—
Derivative financial instruments	5,618	—		5,618
Provisions, current	1,158	—		1,158
Liabilities related to assets held for sale	1,064	—		1,064
TOTAL CURRENT LIABILITIES	74,136	(18,194)		55,942

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	189,310	44,433	(i)	233,743
Restoration provision	7,567	9,015	(j)	16,582
Other provisions, non-current	2,158	—		2,158
Derivative financial instruments	3,728	—		3,728
Other non-current liabilities	368	—		368
TOTAL NON-CURRENT LIABILITIES	203,131	53,448		256,579

TOTAL LIABILITIES	$277,267	$35,254		$312,521

NET ASSETS	$177,351	$239,535		$416,886

EQUITY
Issued capital	$372,764	$250,925	(k)	$623,689
Share based payments reserve	16,250	—		16,250
Foreign currency translation reserve	(1,134)	—		(1,134)
Accumulated deficit	(210,529)	(11,390)	(l)	(221,919)
TOTAL EQUITY	$177,351	$239,535		$416,886

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1.                            Supplemental Pro Forma Oil and Gas Disclosures

Estimated Net Quantities of Proved Oil and Gas Reserves

The following pro forma estimated reserve quantities reflect the impact of the Eagle Ford Acquisition. These reserve estimates have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission regarding oil and natural gas reserve reporting:

	Sundance Historical (Mboe)	Eagle Ford Acquisition (Mboe)	Sundance Pro Forma (Mboe)

Total proved reserves:
January 1, 2017	29,490	6,194	35,684
Revisions of previous estimates	(1,972)	1,469	(503)
Extensions and discoveries	12,386	—	12,386
Purchases of reserves in-place	11,278	—	11,278
Production	(2,727)	(857)	(3,584)
Sales of reserves in-place	(1,376)	—	(1,376)
December 31, 2017	47,079	6,806	53,885
Proved developed reserves	15,744	6,806	22,550
Proved undeveloped reserves (1)	31,335	—	31,335

(1)         Although the Company expects Proved undeveloped reserves to be recorded related to the Eagle Ford Properties, the amounts shown in the table above (nil) reflect the Sellers’ Proved undeveloped reserves based upon their final investment decision as of December 31, 2017. Pursuant to Rule 3-05 of the Securities and Exchange Commission’s Regulation S-X, the Acquisition’s reserves shown in these statements are based on the Sellers’ development plan of those assets as of December 31, 2017.

The following reflects the pro forma standardized measure of the discounted future net cash flows and changes applicable to the Company’s proved reserves. The future net cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by petroleum engineers, which may contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flows is not necessarily indicative of the fair value of the Company’s proved oil and natural gas properties. The data presented should not be viewed as representing the expected net cash flows from, or current value of, existing proved reserves because the computations are based on estimates and assumptions. Reserve quantities may not be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs may be different from the prices and costs utilized in the computation of reported amounts.

The following pro forma standardized measure of discounted estimate future net cash flows (in thousands) reflect the impact of the Eagle Ford Acquisition.

As at December 31, 2017	Sundance Historical	Eagle Ford Acquisition	Pro Forma Adjustments	Sundance Pro Forma
	US$’000	US$’000	US$’000	US$’000

Cash inflows	$1,866,923	$258,381	$—	$2,125,304
Production costs	(667,438)	(192,961)	—	(860,399)
Development costs	(516,243)	(2,499)	—	(518,742)
Income tax expense	(35,933)	—	35,933	—
Net cash flows	647,309	62,921	35,933	746,163
10% annual discount rate	(280,562)	(14,041)	(21,441)	(316,044)
Standardized measure of discounted future net cash flows	$366,747	$48,880	$14,492	$430,119

The changes in the pro forma standardized measure of discounted estimate future net cash flows (in thousands) reflect the impact of the Eagle Ford Acquisition, and the elimination of future income taxes resulting from the combination of Sundance Historical and the Eagle Ford Properties.

	Sundance Historical	Eagle Ford Acquisition	Pro Forma Adjustments	Sundance Pro Forma
	US$’000	US$’000	US$’000	US$’000

Standardized measure, January 1, 2017	$159,139	$34,213	$—	$193,352
Sales, net of production costs	(75,370)	(10,611)	—	(85,981)
Net change in sales prices, net of production costs	7,899	13,876	—	21,775
Extensions and discoveries, net of future production and development costs	94,151	—	—	94,151
Changes in future development costs	17,128	—	—	17,128
Previously estimated development costs incurred	51,414	—	—	51,414
Revision of quantity estimates	(20,598)	11,516	—	(9,082)
Accretion of discount	15,914	3,421	—	19,335
Change in income taxes	(14,492)	—	14,492	—
Purchases of reserves in-place	88,280	—	—	88,280
Sales of reserves in-place	(7,544)	—	—	(7,544)
Change in production rates and other	50,826	(3,535)	—	47,291
Standardized Measure, December 31, 2017	$366,747	$48,880	$14,492	$430,119

2.             Pro Forma Assumptions

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss for the Year Ended December 31, 2017

(a)                                 The adjustment to lease operating expenses includes the amortization of the portion of the bond premium secured to guarantee the payment of the Company’s portion of the minimum revenue commitments to Company’s transporting crude oil, natural gas and NGLs, with the remaining portion of the obligation retained by the Sellers.  The Company will continue to pay a portion of the bond premium through the end of the minimum revenue commitment period ending in 2023.

(b)                                 The adjustment to general and administrative expense includes the elimination of certain transaction costs related to the acquisition of the Eagle Ford Properties incurred in the Company’s historical statement of profit or loss.

(c)                                  The adjustment to depreciation and amortization includes the estimated provision of $2.2 million computed on the additional depreciable and amortizable basis of $57.2 million related to the developed assets reflected in development and production assets under the units-of-production method based on historical production volumes and reserve volumes estimated by the Company’s reservoir engineers. The adjustment also includes $0.2 million of accretion on the additional restoration provision of $9.0 million as if the acquisition was consummated on January 1, 2017, resulting in a total adjustment to depreciation and amortization of $2.4 million.

(d)                                 The adjustment to finance costs, net of amounts capitalized, includes the incremental interest expense of $11.8 million on the refinanced credit facilities as if it had been consummated on January 1, 2017. In addition, the adjustment includes amortization of $3.3 million on additional financing fees of $16.3 million over the life of the refinanced credit facilities.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as at December 31, 2017

(e)                                  The adjustment to cash includes an increase of $250.9 million resulting from issued capital of $260.0 million, net of offering costs of $9.1 million, reduced by $219.6 million for the costs to acquire the Eagle Ford Properties, associated transaction costs of $8.7 million, and a $0.6 million bond premium necessary to guarantee the payment of the minimum volume commitments to the Company’s transporting crude oil, natural gas and NGLs. The adjustment to cash also includes an increase of $58.0 million for proceeds of $250.0 million from the refinanced term loan, reduced by a payoff of the existing term loan of $125.0 million and the revolving facility of $67.0 million, and reduced by financing fees of $16.3 million to secure the refinanced credit facilities.

(f)                                   To guarantee the payment of the minimum volume commitments to the Company’s transporting crude oil, natural gas and NGLs required the payment of a $0.6 million bond premium.

(g)                                  The Company acquired certain Eagle Ford Properties for $221.5 million, net of estimated effective date to closing date adjustments of $1.9 million through December 31, 2017, consisting primarily of crude oil and natural gas revenue, net of lease operating expense and production taxes. The Company assumed a restoration provision of $9.0 million, which was recorded with a corresponding increase to development and production assets, as if the acquisition was consummated on December 31, 2017. The Company allocated approximately $183.4 million and $45.2 million of the purchase price to development and production assets and exploration and evaluation assets, respectively.

(h)                                 Contemporaneous with the refinancing, the Company paid off its production prepayment of $11.8 million with its oil purchaser.  The balance of the production prepayment as of December 31, 2017 was $18.2 million.

(i)                                     Commensurate with entry into the acquisition of the Eagle Ford Properties, the Company refinanced its existing credit facilities. The refinancing included the receipt of $250.0 million of proceeds from a refinanced term loan, the payoff of the existing term loan of $125.0 million and the revolving facility of $67.0 million, the write off of existing deferred financing fees of $2.7 million, and deferred financing fees of $16.3 million related to the refinanced credit facilities.

(j)                                    The Company assumed a restoration provision of $9.0 million as if the acquisition was consummated on December 31, 2017.

(k)                                 The Company issued additional capital of $260.0 million, reduced by issuance costs of $9.1 million, or net proceeds of $250.9 million.

(l)           The Company estimated remaining transaction costs of $8.7 million related to the Eagle Ford Acquisition, which are reflected as an increase to the December 31, 2017 accumulated deficit as if the acquisition was consummated on that date. The Company incurred $1.7 million of third-party transaction costs during 2017. The accumulated deficit was also increased by $2.7 million for the write off of deferred financing fees associated with the existing credit facilities that were paid off.

3.              Subsequent Events

The Company has evaluated subsequent events through May 2, 2018, the date the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements.